UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Announcement on Cancellation of Shares

On July 23, 2026, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to cancel the treasury shares to be acquired.

1. Class and Number of Shares to be Cancelled	Common shares	6,698,565
	Preferred shares	-
2. Total Number of Shares Issued	Common shares	469,450,239
	Preferred shares	-
3. Face Value per Share	KRW 5,000

4. Estimated Amount to be Cancelled	KRW 700,000,000,000

5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	July 31, 2026
	To	October 22, 2026
6. Acquisition Method of Treasury Shares to be Cancelled		Purchase on the stock exchange(KRX)
7. Scheduled Date of Cancellation	To be determined
8. Date of resolution by the board of directors	July 23, 2026

9. Other considerations:

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The cancellation of treasury shares resolved by the Board of Directors today, which are to be acquired within the limits of profits available for dividends, constitutes a share cancellation pursuant to Paragraph 1 of Article 343 of the Korean Commercial Code. While the number of shares issued will decrease, the total capital amount will not change due to the share cancellation.

• •

Pursuant to Article 341-4 of the Korean Commercial Act (effective March 6, 2026), which requires a company to cancel treasury shares held by it within one year from the date of acquisition, SFG has resolved to cancel one treasury share acquired in the previous comprehensive share exchange, together with the treasury shares(6,698,564 shares) acquired under this decision.

The above ‘1.Class and Number of Shares to be Cancelled’ represents the number of shares calculated by dividing the above ‘4.Estimated Amount to be Cancelled’ by the closing price of common shares of SFG as of the day prior to the resolution of the board of directors (July 22, 2026: KRW 104,500), and includes one treasury share acquired as a fractional share. The actual number of shares to be cancelled and cancellation amount may vary depending on changes in the share price during the acquisition period. SFG will disclose the final number of shares to be cancelled in a Form 6-K/A filing prior to the cancellation.

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SFG plans to cancel the treasury shares following the completion of the acquisition of the treasury shares. For detailed information regarding acquisition of the treasury shares, please refer to another Form 6-K announcement of SFG in respect of acquisition of the treasury shares made on the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 23, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer